Exhibit 99.1

STEALTH BIOTHERAPEUTICS ANNOUNCES $20 MILLION FINANCING TO

ADVANCE DEVELOPMENT OF ELAMIPRETIDE AND PIPELINE

BOSTON –April 13, 2020 – Stealth BioTherapeutics Corp (Nasdaq: MITO), a clinical-stage biotechnology company focused on the discovery, development and commercialization of novel therapies for diseases involving mitochondrial dysfunction, today announced that it has completed a $20 million private placement with Morningside Venture (I) Investments Limited (“Morningside”). As part of the financing, Morningside purchased 152,858,460 ordinary shares at a price of US $0.13084 per ordinary share. The last reported closing price of the Company’s ADSs on Nasdaq was $1.57; each ADS represents 12 ordinary shares.

The Company expects to use proceeds from this capital raise to advance the Company’s ongoing development of its lead candidate, elamipretide, its next-generation clinical stage compound, SBT-272, and its pipeline of mitochondrial therapeutics.

The securities to be sold in the private placement have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state or other applicable jurisdiction’s securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state or other jurisdictions’ securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any offer, solicitation or sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Stealth

We are a clinical-stage biotechnology company focused on the discovery, development and commercialization of novel therapies for diseases involving mitochondrial dysfunction.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Such forward-looking statements include those regarding Stealth BioTherapeutics’ plans, strategies and expectations for its preclinical and clinical advancement of its drug development programs, including its ongoing clinical trials of elamipretide and planned clinical trial of SBT-272; the potential benefits of Stealth BioTherapeutics’ product candidates; its key milestones for 2020; its plans regarding future data presentations; its interactions with regulatory authorities; and its financial guidance regarding the period in which it will have capital available to fund its operations. Statements that are not historical facts, including statements about Stealth BioTherapeutics’ beliefs, plans and expectations, are forward-looking statements. The words “anticipate,” “expect,” “hope,” “plan,” “potential,” “possible,” “will,” “believe,” “estimate,” “intend,” “may,” “predict,” “project,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these

Exhibit 99.1

identifying words. Stealth BioTherapeutics may not actually achieve the plans, intentions or expectations disclosed in these forward-looking statements, and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements as a result of known and unknown risks, uncertainties and other important factors, including: Stealth BioTherapeutics’ ability to obtain additional funding; the ability to successfully demonstrate the efficacy and safety of Stealth BioTherapeutics’ product candidates and future product candidates; the preclinical and clinical results for Stealth BioTherapeutics’ product candidates, which may not support further development and marketing approval; the potential advantages of Stealth BioTherapeutics’ product candidates; the content and timing of decisions made by the U.S. FDA, the EMA or other regulatory authorities, investigational review boards at clinical trial sites and publication review bodies, which may affect the initiation, timing and progress of preclinical studies and clinical trials of Stealth BioTherapeutics product candidates; Stealth BioTherapeutics’ ability to obtain and maintain requisite regulatory approvals and to enroll patients in its planned clinical trials; unplanned cash requirements and expenditures; competitive factors; Stealth BioTherapeutics’ ability to obtain, maintain and enforce patent and other intellectual property protection for any product candidates it is developing; and general economic and market conditions. These and other risks are described in greater detail under the caption “Risk Factors” included in the Stealth BioTherapeutics’ most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”), as well as in any future filings with the SEC. Forward-looking statements represent management’s current expectations and are inherently uncertain. Except as required by law, Stealth BioTherapeutics does not undertake any obligation to update forward-looking statements made by us to reflect subsequent events or circumstances.

Investor Relations

Stern Investor Relations

Lauren Stival, 212-362-1200

IR@StealthBT.com